UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Change Healthcare Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15912K100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

specificity

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15912K100

1.	Name of Reporting Person Hellman & Friedman LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 15,131,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,131,444
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,131,444
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 15912K100

1.	Name of Reporting Person Hellman & Friedman Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 15,131,444
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,131,444
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,131,444
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15912K100

1.	Name of Reporting Person H&F Harrington AIV II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 5,145,941
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,145,941
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,145,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15912K100

1.	Name of Reporting Person HFCP VI Domestic AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 9,880,986
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,880,986
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,880,986
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15912K100

1.	Name of Reporting Person Hellman & Friedman Capital Executives VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 44,183
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 44,183
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,183
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15912K100

1.	Name of Reporting Person Hellman & Friedman Capital Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 4,993
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,993
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,993
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person (See Instructions) PN

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Change Healthcare Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Change Healthcare Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3055 Lebanon Pike, Suite 1000

Nashville, TN 37214

Item 2.

(a)	Name of Person Filing:

Hellman & Friedman LLC

Hellman & Friedman Investors VI, L.P.

H&F Harrington AIV II, L.P.

HFCP VI Domestic AIV, L.P.

Hellman & Friedman Capital Executives VI, L.P.

Hellman & Friedman Capital Associates VI, L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

415 Mission Street, Suite 5700

San Francisco, CA 94105

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share.

(e)	CUSIP Number:

15912K100

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

The Reporting Persons beneficially own an aggregate of 15,131,444 shares of Common Stock. H&F Harrington AIV II, L.P. directly holds 5,145,941 shares of Common Stock, HFCP VI Domestic AIV, L.P. directly holds 9,880,986 shares of Common Stock, Hellman & Friedman Capital Executives VI, L.P. directly holds 44,183 shares of Common Stock, Hellman & Friedman Capital Associates VI, L.P. directly holds 4,993 shares of Common Stock, and Hellman & Friedman Investors VI, L.P. directly holds 55,341 shares of Common Stock. Hellman & Friedman Investors VI, L.P., H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P., shall collectively be referred to herein as the “H&F Entities”.

The general partner of each of H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P. is Hellman & Friedman Investors VI, L.P. The general partner of Hellman & Friedman Investors VI, L.P. is Hellman & Friedman LLC.

A four member investment committee of Hellman & Friedman LLC has investment discretion over the shares held by the H&F Entities. Each of the members of the investment committee disclaims beneficial ownership of such shares.

(b)	Percent of class:

See Item 11 of each cover page.

The Reporting Persons beneficially own an aggregate of 15,131,444 shares of Common Stock representing 12.1% of the outstanding shares. The ownership percentages are calculated based upon 124,948,388 shares of Common Stock outstanding as of November 11, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2020

H&F HARRINGTON AIV II, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

HFCP VI DOMESTIC AIV, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

HELLMAN & FRIEDMAN CAPITAL EXECUTIVES VI, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES VI, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

By: Hellman & Friedman LLC, its general partner

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

HELLMAN & FRIEDMAN LLC

By: /s/ Trevor Watt
Name: Trevor Watt
Title: Partner

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement dated February 14, 2020